SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2

CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.08
(Title of Class of Securities)

G20045 20 2
(CUSIP Number)

January 14, 2011
(Date of Event Which Requires Filing this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 Page 1 of 6 Pages

CUSIP No.	G20045 20 2	13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS TESTORA LIMITED
	I.R.S. Identification Nos. of above persons (entities only). Not applicable.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
	Republic of Cyprus

	5	SOLE VOTING POWER

NUMBER OF		3,122,364

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,122,364

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	3,122,364 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	5.5%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
	CO

Explanatory Note: This Amendment No. 1 to Schedule 13G, originally filed on January 11, 2006 (the “Initial Schedule 13G”), is being filed by the Reporting Person to report a reduction in the percentage of the Issuer’s Class A Common Stock beneficially owned by the Reporting Person, as well as the resulting reduction in effective voting power, following issuances by the Issuer of additional shares of Class A Common Stock.  The cumulative effect of these additional issuances since the filing of the Initial Schedule 13G has resulted in a decrease in beneficial ownership of the Issuer’s Class A Common Stock of greater than 5% compared to that reported by the Reporting Person in its Initial Schedule 13G.   The actual number of shares of Class A Common Stock beneficially owned by the Reporting Person did not change from the time of the filing of its Initial Schedule 13G until the sales of 377,636 shares of Class A Common Stock carried out from January 14, 2011 to January 27, 2011.

Item 1(a).	Name of Issuer:

CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Mintflower Place, 4th Floor, Par-La Ville Rd, Hamilton, Bermuda

Item 2(a).	Name of Person Filing:

TESTORA LIMITED

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Grigori Afxentiou, 8, EL.PA. LIVADIOTI, Office 401, 6023, Larnaca, Cyprus

Item 2(c).	Citizenship:

Republic of Cyprus

Item 2(d).	Title of Class of Securities:

CLASS A COMMON STOCK, PAR VALUE $0.08

Item 2(e).	CUSIP Number:

G20045 20 2

Item 3.	If this statement is filed pursuant to §§ 240.13d—1(b) or 240.13d—2(b) or (c), check whether the person filing is a:

Not applicable. This Schedule 13G is filed pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934 (the “Exchange Act”).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

3,122,364

(b) Percent of class: 5.5%*

* The percentage reported herein is based upon 56,854,426 shares of the Issuer’s Class A Common Stock outstanding as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2010, which reflects issuances by the Issuer of additional shares of Class A Common Stock since the filing of the Initial Schedule 13G by the Reporting Person, as reported in the Issuer’s Forms 10-K for the periods ended December 31, 2007, 2008 and 2009 and the Issuer’s Form 10-Q for the period ended September 30, 2010.   The cumulative effect of these additional issuances since the filing of the Initial Schedule 13G has resulted in a decrease in beneficial ownership of the Issuer’s Class A Common Stock of greater than 5% compared to that reported by the Reporting Person in its Initial Schedule 13G. The actual number of shares of Class A Common Stock beneficially owned by the Reporting Person did not change from the time of the filing of its Initial Schedule 13G until the sales of 377,636 shares of Class A Common Stock carried out from January 14, 2011 to January 27, 2011.

Page 3 of 6 Pages

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

3,122,364

(ii) Shared power to vote or to direct the vote

0

(iii) Sole power to dispose or to direct the disposition of

3,122,364

(iv) Shared power to dispose or to direct the disposition of

0

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Page 4 of 6 Pages

Item 10.	Certifications.

     By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 6 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: February 3, 2011

TESTORA LIMITED
By:	/s/ Andreas Loizou
	Name:	Andreas Loizou
	Title:	Director

Page 6 of 6 Pages